SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 May 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of AGM dated 07 May 2021

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2021 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 7 May 2021.

All resolutions set out in the Notice of Meeting were duly passed by way of a poll.  The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% of ISC	VOTES WITHHELD
1	Report and Accounts 2020	148,179,384	99.74	393,058	0.26	148,572,442	81.09%	439,317
2	Directors' Remuneration Report 2020	137,628,120	92.43	11,277,368	7.57	148,905,488	81.27%	106,271
3(a)	Election of Graham Allan as a Director	148,561,872	99.75	373,361	0.25	148,935,233	81.29%	75,751
3(b)	Election of Richard Anderson as a Director	148,739,481	99.86	203,976	0.14	148,943,457	81.29%	67,527
3(c)	Election of Daniela Barone Soares as a Director	148,898,446	99.97	38,052	0.03	148,936,498	81.29%	74,486
3(d)	Election of Duriya Farooqui as a Director	148,901,595	99.98	35,288	0.02	148,936,883	81.29%	74,101
3(e)	Election of Sharon Rothstein as a Director	148,900,900	99.98	36,414	0.02	148,937,314	81.29%	73,670
3(f)	Re-election of Keith Barr as a Director	148,923,035	99.98	23,589	0.02	148,946,624	81.30%	64,360
3(g)	Re-election of Patrick Cescau as a Director	147,056,794	99.53	699,530	0.47	147,756,324	80.65%	1,254,660
3(h)	Re-election of Arthur de Haast as a Director	148,897,007	99.97	38,906	0.03	148,935,913	81.29%	75,071
3(i)	Re-election of Ian Dyson as a Director	145,936,966	97.99	3,000,192	2.01	148,937,158	81.29%	73,826
3(j)	Re-election of Paul Edgecliffe-Johnson as a Director	148,874,662	99.95	70,995	0.05	148,945,657	81.29%	65,327
3(k)	Re-election of Jo Harlow as a Director	145,090,869	97.41	3,855,836	2.59	148,946,705	81.30%	64,279
3(l)	Re-election of Elie Maalouf as a Director	148,892,447	99.96	53,968	0.04	148,946,415	81.30%	64,569
3(m)	Re-election of Jill McDonald as a Director	148,493,319	99.70	444,057	0.30	148,937,376	81.29%	73,608
3(n)	Re-election of Dale Morrison as a Director	147,516,584	99.05	1,419,984	0.95	148,936,568	81.29%	74,416
4	Appointment of Auditor	147,544,568	99.05	1,410,880	0.95	148,955,448	81.30%	56,311
5	Remuneration of Auditor	148,717,214	99.84	238,599	0.16	148,955,813	81.30%	55,946
6	Political Donations	140,217,056	97.83	3,103,246	2.17	143,320,302	78.22%	5,691,457
7	Amendment to borrowing limit	146,152,398	98.15	2,757,820	1.85	148,910,218	81.28%	101,541
8	Allotment of shares	140,095,159	94.06	8,848,572	5.94	148,943,731	81.29%	68,028
9	Disapplication of pre-emption rights	148,537,383	99.88	177,904	0.12	148,715,287	81.17%	296,472
10	Further disapplication of pre-emption rights	146,605,702	98.58	2,109,439	1.42	148,715,141	81.17%	296,618
11	Authority to purchase own shares	148,362,912	99.62	571,823	0.38	148,934,735	81.29%	77,024
12	Notice of General Meetings	141,615,487	95.07	7,345,352	4.93	148,960,839	81.30%	50,920

Notes:

1.   The 'For' vote includes those giving the Chair discretion.

2.   Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.   Resolutions 9 to 12 are special resolutions.

4.   IHG's total issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 4,501,408 ordinary shares are held in treasury. The total number of voting rights in the Company is 183,216,312.

5.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Notice of Meeting.

For further information, please contact:
Investor Relations (Stuart Ford; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

About IHG Hotels & Resorts:

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

-     Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
-     Luxury and lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	07 May 2021